Exhibit 99.1

Press Release

GasLog Ltd. Announces Election of Directors at 2017 Annual General Meeting of Shareholders

Monaco – May 4, 2017 – GasLog Ltd. (the “Company” (NYSE: GLOG), an international owner and operator of liquefied natural gas (“LNG”) carriers, announced the election of ten directors at the Company’s annual general meeting of shareholders held in Monaco today.

The elected directors are Peter G. Livanos, Bruce L. Blythe, David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Julian R. Metherell, Anthony S. Papadimitriou, Graham Westgarth and Paul A. Wogan. Each director was elected to hold office until the next annual general meeting of shareholders or until his successor has been duly elected and qualified.

Shareholders also approved the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2017 and until the conclusion of the next annual general meeting, and authorized the Company’s board of directors, acting through the audit and risk committee, to determine the independent auditor fee.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog's consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog's consolidated fleet includes ten LNG carriers in operation owned by GasLog's subsidiary, GasLog Partners. GasLog's principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com